EXHIBIT 99.2

Consent of the Printing and Printing Equipment Industries Association of China

        We consent to (i) the use of and references to our name under the heading “Industry Background” and “Prospectus Summary” in the prospectus included in the registration statement on Form S-1 of Asian Financial, Inc. and any amendments thereto (ii) the filing of this consent to the registration statement by the Company for the following information and tables:

According to the Printing and Printing Equipment Industries Association of China, or PEIAC, in 2006, Chinese manufacturers exported $531 million worth of printing equipment, a 39% increase from 2005 and 13.2 times the amount of what was exported five years ago.

The rapid development in the printing industry has fueled growth in the printing equipment industry in China, as evidenced by the growth of the output value of the domestic printing equipment industry in China at an average rate of 24.7% per year from 2002 to 2006, according to PEIAC.

The Printing Industry in China

From 2001 to 2006, the total output of the printing industry grew at CAGR of 12% per annum, according to the PEIAC report.  The following graph sets forth the total output for China's printing industry from 2001 to 2006.

Source: PEIAC

In dollar value, in 2006, package printing was the largest category with nearly $15.8 billion in output, representing 33% of the total industry, and books, magazines and newspaper printing representing the second and third largest categories, with about 21% and 14% of total output respectively, according to PEIAC.  This growth was largely driven by a combination of improved printing work quality and the low price charged for providing the printing service.

The Printing Equipment Industry in China

Including domestically-made and imported printing equipment, the printing industry in China spent more than $3.1 billion on printing equipment in 2006.  Printing equipment spending has grown at an average rate of about 11.3% per annum from 2002 to 2006.  Leading domestic printing equipment manufacturers have been investing increasing amounts in research and development and have worked to improve engineering standards to compete with international players.  As a result, they are gaining market share more quickly than overseas suppliers.

Although domestically-made and sold printing equipment is still less in total dollar value purchased compared to imported printing equipment, PEIAC estimates that the market share increased from 34.5% in 2002 to 45.8% in 2006. During the same time period, the output value of the domestic printing equipment industry in China increased at an average rate of 24.7% per annum, according to PEIAC.

The follow table shows the development of China’s printing equipment industry from 2002 to 2006.

Source: PEIAC

According to PEIAC, based on Chinese Customs Office statistics, China imported $1.6 billion worth of printing equipment during 2006.  This was about 3.1 times the worth of printing equipment made and sold domestically.

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The sources of information are derived from (i) "Main Themes of the Printing Machinery Industry in 2006: Adjustment, Reform, Restructuring, and Innovation (Part II)", of the periodical PRINTING INDUSTRY STATUS UPDATE (yinshua gongye dongtai) and (ii) the Printing & Equipment Industry Statistical Data released annually and posted at http://www.chinaprint.org.cn/html/diaocha/detaila1.asp?which=447

Sincerely,

/s/ Printing and Printing Equipment Industries Association of China (by seal)
Printing and Printing Equipment Industries Association of China

February 7, 2008